As filed with the Securities and Exchange Commission on June 4, 2021	Registration No. 333- 255550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

JUST EAT TAKEAWAY.COM N.V.
(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
United States of America
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alyssa K. Caples, Esq. G.J. Ligelis Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 United States of America +1 (212) 474-1000	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box	☒
____________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one fifth of one ordinary share of Just Eat Takeaway.com N.V.	N/A	N/A	N/A	N/A

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (File No.333-255550) previously filed by the Registrant, which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION
Just Eat Takeaway.com N.V. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Securities and Exchange Commission (the “Commission”).  These reports may be retrieved from the Commission’s website (www.sec.gov) and may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(i)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”). — Previously filed as Exhibit (a) to Form F-6 (File No. 333-255550) and incorporated herein by reference.

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement. — Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to Form F-6 (File No. 333-255550).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Previously filed (Form F-6, File No. 333-255550).

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 4, 2021.
Legal entity created by the form of Deposit Agreement for the issuance of Receipts for ordinary shares, par value €0.04 per share, of Just Eat Takeaway.com N.V.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Just Eat Takeaway.com N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, on June 4, 2021.
Just Eat Takeaway.com N.V.

By:	/s/ Brent Wissink
	Name:	Brent Wissink
	Title:	Chief Financial Officer

Under the requirements of the Securities Act, this Post-Effective Amendment No.2 to Registration Statement on Form F-6 has been signed by the following persons on June 4, 2021, in the capacities indicated.
Signature	Title

/s/ Jitse Groen	Managing Director
Name: Jitse Groen	(Chief Executive Officer)

/s/ Brent Wissink	Managing Director
Name: Brent Wissink	(Chief Financial Officer)

/s/ Jörg Gerbig	Managing Director
Name: Jörg Gerbig	(Chief Operating Officer)

/s/ Adriaan Nühn	Supervisory Director
Name: Adriaan Nühn	(Chairman of the Supervisory Board)

/s/ Corinne Vigreux	Supervisory Director
Name: Corinne Vigreux	(Vice-Chairman of the Supervisory Board)

/s/ Gwyn Burr	Supervisory Director
Name: Gwyn Burr

/s/ Jambu Palaniappan	Supervisory Director
Name: Jambu Palaniappan

/s/ Ron Teerlink	Supervisory Director
Name: Ron Teerlink

The undersigned attorney-in-fact, by signing his or her name hereto, does hereby sign and execute this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 on behalf of the above-indicated directors and officers of Just Eat Takeaway.com N.V. pursuant to the power of attorney filed with the Commission.
* By:
, as attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Just Eat Takeaway.com N.V., has signed this Post-Effective Amendment No.2 to Registration Statement on Form F-6 in the United States of America on June 4, 2021.
Puglisi & Associates

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

Index to Exhibits
Exhibit	Document
(a)(ii)	Form of Amendment No. 1 to Deposit Agreement
(e)	Rule 466 Certification

Certification under Rule 466
The depositary, Deutsche Bank Trust Company Americas, represents and certifies the following:
(1)
That it previously had filed a registration statement on Form F-6 (Just Eat Takeaway.com N.V, 333-255550) that the Securities and Exchange Commission declared effective, with terms of deposit identical to the terms of deposit of this Post-Effective Amendment No. 2 to Form F-6 Registration Statement except for the number of ordinary shares that an American Depositary Share represents.

(2)	That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:	/s/ Kelvyn Correa
Name:	Kelvyn Correa
Title:	Director

By:	/s/ Michael Tompkins
Name:	Michael Tompkins
Title:	Director